1. Name and Address of Reporting Person
   Holohan, John
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Date of Event Requiring Statement (Month/Day/Year)
   05/28/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Ex.VP - Chief Info. Officer
6. If Amendment, Date of Original (Month/Day/Year)
   05/28/2002
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                                       D
Common Stock                                                       D
Common Stock                                                       D
Common Stock                                258186 <F2>            D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option   (Right to 09/01/1999 03/01/2009 Common Stock            120000    $14.5      D
Buy)
Stock Option   (Right to 04/16/2001 10/16/2010 Common Stock            37500     $15.53     D
Buy)
Stock Option   (Right to 09/13/2002 03/13/2012 Common Stock            30000     $20.41     D
Buy)                     <F3>
Stock Option   (Right to 10/06/2001 04/06/2011 Common Stock            37500     $25.58     D
Buy)

Explanation of Responses:

<F1>
On May 28, 2002 reported 125,760. The actual amount should be 252,521.
<F2>
On May 28, 2002 reported 3,311. The actual amount should be 3,312.
<F3>
These options are subject to forfeiture after the date exercisable under certain conditions.

SIGNATURE OF REPORTING PERSON
/s/ John Holohan

DATE
03/11/2003